

OFFERING MEMORANDUM

facilitated by



# Parting Glass Hospitality LLC

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A) The Company

| | |
|---|---|
| Name of Company | Parting Glass Hospitality LLC |
| State of Organization | NY |
| Date of Formation | 03/28/2022 |
| Entity Type | Limited Liability Company |
| Street Address | 143 Lafayette Ave Apt 5F, Brooklyn NY, 11238 |
| Website Address | www.cecilybk.com |

### (B) Directors and Officers of the Company

| | |
|---|---|
| Key Person | Kristin Ma |
| Position with the Company<br>Title<br>First Year | <br>Beverage Director<br>2022 |
| Other business experience (last three years) | **SOMMELIER, ESTELA**<br><br>May 2022 – Current<br>Enable guests to find the right bottle from an extensive list of classic and eclectic Old World and New World wines. Our list heavily focuses on Champagne, Burgundy, Northern Rhône, Germany and Iberian wines and complements a Michelin- star dining experience.<br><br>**OPENING SERVER, ROLO'S**<br><br>March 2021 – May 2022<br>Supported Gramercy Tavern alumni open their first restaurant in Ridgewood, Queens. They received a Michelin Bib Gourmand award in September 2022 for their unique neighborhood concept.<br><br>**SOMMELIER, WS NEW YORK**<br><br>September 2019 – March 2020<br>WS New York was a passion project envisioned by Marvin Shanken, founder of Wine Spectator, and brought to fruition by Michaël Engelmann, Mater Sommelier. I led guests through an extensive list boasting 2,000+ cuvées, including Napa and Bordeaux verticals dating back to the 1970s.<br><br>**INTERIM OPERATIONS ASSISTANT, LALOU**<br><br>June 2019 – September 2019<br>LaLou is a wine bar in Brooklyn by Dave Foss and Joe Campanale. I established opening procedures for the FOH staff, as well as administered the opening wine operations, including the organization of wine cellaring, inventorying new items, and keeping wine lists current. |

| Key Person | Tara Noble |
| --- | --- |
| Position with the Company<br><br>Title<br>First Year | Service Director 2022 |

| Other business experience (last three years) | **Third Space Hospitality, LLC – New York, NY** Summer, 2016 – Present |
|---|---|
| | *Founder & Consultant* |
| | § Provide full-service consulting services for the food and beverage industry, with a specific focus on financial, operational and HR support. |
| | § Create business plans for new and expanding food businesses, including full financial projections and return on investment analysis. |
| | § Set up and maintain all bookkeeping systems for a variety of restaurant and catering companies, and train employees in such systems. |
| | § Handle all A/P and A/R needs, including receiving bills, preparing payments, managing cash flow, and tracking inventory. |
| | § Generate regular financial reports and annual budgets, and make operational recommendations based on those reports. § Work with clients to set financial goals and track ongoing progress. |
| | **LaLou, Lea, Kings County Distillery – New York, NY** Winter, 2017 – Present |
| | *Server & Bartender* |
| | § Serve guests and prepare cocktails at a variety of restaurants and tasting rooms, providing guidance through hundreds of wines and spirits and appropriate pairings. |

(C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Kristin Ma | 50% |
| Tara Noble | 50% |

(D) The Company's Business and Business Plan

**Staffing Philosophy**

For decades, paying a living wage and providing the benefits of stock ownership (as is typical for most corporate jobs) has been seen as radical and untested in the hospitality industry. As employees, we have felt the effects of that mindset - and know that we can create a better atmosphere for our team. In many ways, Cecily is defined by our staffing philosophy, and we will leverage those values to attract and retain the strongest candidates, generate goodwill in media coverage, and appeal to the most socially-conscious demographic.

- Cross Trained: With a novel tip structure that awards points based on skills mastered across the traditional back of house/ front of house divide, employees are encouraged to follow their interests and learn all aspects of the business. The Cecily staff will consist largely of members who see a future in the industry, and want to develop a broad set of skills under supportive management.

- Small & Local: By using a flat staffing model and a limited menu, closing one day/week for most of the first year, and maintaining active shifts for all managing owners, the staff list will stay short and primarily full-time. Staff will be hired preferentially from the immediate area and Greenpoint in general.

- Well Paid: The hospitality industry is in the middle of a historic labor shortage, with increased competition for the most qualified candidates. Besides affecting guest perceptions, high employee turnover can also cost as much as $5,800 per employee, and restaurants have one of the highest employee turnover rates of any industry. Paying well, providing benefits, awarding ownership in the form of profit sharing, and maintaining transparency has both direct and indirect benefits to the bottom line.

**Join us!**

**Why Greenpoint?**

Greenpoint is a hotspot of new development and city investment, but some commercial rent remains affordable - for the time being. New residents and workers in the neighborhood will look to businesses that maintain a sense of place and individuality.

**Greenpoint Landing:**

- A 22-acre development site, transforming a formerly industrial area into a tree-lined, residential haven

- 11 residential towers and 5,500 residential units

- Approximately 1,400 affordable units

- First building, One Blue Slip, completed in 2018 and leased fully in year one

- Extends public waterfront greenspace and renovates existing Other

**Developments:**

- Over 3,000 units in other developments currently under construction along waterfront, including 40-story Calyer Pl

- Over 700 units across three developments slated for completion between Q2 2022 and Q3 2023

- Renovation and expansion of the Acme Fish factory includes 545,000 sq ft of retail/office space and public outdoor terrace over 21,000 sq ft.

- Proposed development at 40 Quay, with 900 units

**We are...**

Cecily is the brainchild of Kristin Ma, Stephan Ilnyckyj, and Tara Noble. Ma, currently a sommelier at the Michelin-starred Estela, and Ilnyckyj, who heads the kitchen at Lalou in Prospect Heights, both live in Greenpoint and wanted to create a restaurant that reflects the character of the neighborhood. They teamed up with Noble, who runs a consulting firm specializing in New York City restaurants and catering businesses. Cecily will function as an all-day kind of place, serving as a cafe during the day, and a restaurant at night. The focus will be on natural wines and seasonal, vegetable-forward dishes.

**Cecily is:**

- A neighborhood restaurant with natural wines and celebrated classics, and a concise menu of seasonal snacks & larger plates

- Vegetarian, vegan and pescatarian friendly - without alienating our carnivore friends!

- A space for private parties and buyouts, with multiple dining areas (including a mezzanine and roof deck) for more flexible event options.

- Open during daytime hours with both a wine list, coffee and non-alcoholic beverage program

- A welcoming space that takes food, wine and hospitality seriously in an atmosphere without pretension

- Family friendly, with a guest profile that skews toward young creatives and members of the hospitality industry

**The Team**

Tara Noble, Service Director

Tara has over a decade of experience in the food and beverage industry, working in roles ranging from hostess to server, bartender to manager, accountant to consultant. She currently owns her own consulting firm specializing in New York City restaurants and catering businesses, Third Space Hospitality LLC. Tara's clients include Michelin-starred Aska in Williamsburg, West Village favorite King, Fort Greene caterers Table BK, and many others. Tara has also helped multiple clients navigate the mandatory Covid-19 closure in 2020 and reopen successfully. During the pandemic, Tara ran pop-up latke project Luxe Latkes, receiving write-ups in Eater, the Greenpointer, and the Infatuation.

Kristin Ma, Sommelier

Kristin began her wine journey while in graduate school at a large retail wine & spirits store in NYC. What started as a summer gig turned into a lifelong passion for wine and retelling the stories of terroir and winemakers. Most recently she was a sommelier at WS in Hudson Yards where she worked under Master Sommelier Michaël Engelmann. She led guests through an extensive list boasting 2,000+ cuvées that included rare Napa and Bordeaux verticals dating back to the 1970s. She also ran Anfora in the West Village as Beverage Director & General Manager. She curated a wine list focused on natural and orange wines from esoteric places and taught monthly classes on regional wines and food pairings. She has previously worked at Locanda Verde, L'Artusi and LaLou among others. She earned her WSET Diploma in Wine & Spirits with Merit in 2021 and is currently working on her CMS Advanced Sommelier.

Stephen Ilnyckyj, Head Chef

Stephan began his cooking career at Jean Georges' Spice Market at 25, after studying classical piano and computer science. He was born in New Jersey to Ukrainian parents, and has always been a serious music and computer nerd. He applies the same precision to his cooking, and honed his skills at a long list of respected New York restaurants including Betony, Estela, Eleven Madison Park, and Norman. Most recently Stephan was running the kitchen at Clover Hill in Brooklyn Heights. Stephan's food focuses on quality ingredients, sourced with care and prepared with attention, that just makes you feel good to eat.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

| | |
|---|---|
| Target Offering Amount | $100,000 |
| Offering Deadline | September 1, 2023 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section
(K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

| | |
|---|---|
| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
| What is the maximum you will accept in this Offering? | $124,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Cooking Equipment | $50,000 | $50,000 |
| Furniture and Fixtures | $33,250 | $50,000 |
| Startup Wine Inventory | $10,000 | $15,630 |
| Mainvest Compensation | $6,750 | $8,370 |
| TOTAL | $100,000 | $124,000 |

The amounts listed estimates and are not intended to be an exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button

▯Follow the instructions

<span style="color:blue">TO CANCEL YOUR INVESTMENT</span>

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

<span style="color:blue">Other Information on the Investment Process</span>

▯Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
▯MainVest will notify investors when and if the Target Offering Amount has been raised.
▯If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
▯If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the <span style="color:blue">Educational Materials</span>.

(K) <span style="color:blue">Material Changes</span>

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

<span style="color:blue">Explanation</span>

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) <span style="color:blue">Price of the Securities</span>

The Company is offering a total of $800,000 of Class B Preferred Stock, split into two series ("**Series 1- Class B Preferred Stock**" and "**Series 2- Class B Preferred Stock**", together the "**Class B Preferred Stock**" or "**Class B Preferred Shares**"). $125,000 of Class B Preferred Stock has already been sold; the Company is seeking to sell up to $124,000 of Class B Preferred Stock, with the option to amend the offering in compliance with Regulation Crowdfunding and offer an additional $551,000 of Class B Preferred Stock.

(M) Terms of the Securities

Overview

This term sheet is a summary of a private offering of preferred stock in the Company. The Company is seeking mission-aligned investors who support the Company's vision of creating an equitably run, mission driven wine bar and restaurant.

Summary of Terms

| | |
|---|---|
| **Securities Offered** | Series 2- Class B Preferred Stock of Company |
| **Total Offering** | $124,000 |
| **Offering Price** | $1,000 per share of Series 1- Class B Preferred Stock |
| **Minimum Investment** | $1,000 |
| **Use of Funds** | Proceeds raised from the sale of the Class B Preferred Stock will be used to lease and buildout a space for operation as wine bar and restaurant, and cover all expenses prior to opening and revenue generation.<br><br>The offering will be conducted on a best efforts and no proceeds will be impounded or placed in escrow. The minimum investment per investor, unless waived by the Company, is $1,000. Company may use funds immediately as they become available. |
| **Investor Profile** | Sophisticated non-accredited investors who are supportive of Company's mission (each, together with investors in Series 1 – Class B Preferred Stock, a "**Class B Investor Member**") |
| **Dividend** | Class B Investor Members are entitled to annually receive a pro-rata distribution of any dividends, when and as declared by the Board of Directors. The pool available for dividends to Class B Investor Members is 40% of any net profits of the Company that year. Dividends will only be declared, if at all, when the Board of Directors so chooses. |
| **Redemption Rights** | Class B Investor Members shall have the right, beginning five years from the date of purchase of the Class B Preferred Shares, to request the Company redeem their Class B Preferred Shares at the Redemption Price. The Board of Directors maintains the sole and absolute discretion to limit, postpone, or refuse requests for redemption. |
| **Other Stakeholders** | Other stakeholders may include Company employees, Patron Members, community allies, and other mission aligned organizations. |

| | |
|---|---|
| **Voting Rights** | Class B Investor Members will not have voting rights except as required by law. |
| **Board Representation** | Class B Investor Members will not have representation on the Board of Directors. |
| **Liquidation Rights** | In the event of liquidation, following satisfaction of all debts and liabilities of the Company, Class B Investor Members would receive a pro-rata share of the Company's property or proceeds equal to the Redemption Price. |
| **Definitive Investment Documents** | This investment will be made in accordance with the definitive investment documents prepared by legal counsel for Company setting forth the final terms and conditions of the purchase and sale of the Series 2- Class B Preferred Stock. |
| **Amendment** | Amendments to this term sheet may only be made, in writing, by agreement of Company and investors subscribing to a majority of the Series 2- Class B Preferred Stock to be issued hereunder. |
| **Confidentiality** | The terms of this term sheet shall be kept confidential by the parties, except that Company may disclose this term sheet to its members and other potential investors. |

Your Right to Payments under the Subscription Agreement

Your right to payments, summarized above are detailed together with a separate document called the Subscription Agreement. Copies of the Subscription Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Subscription Agreement, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

The Class B Preferred Stock is nontransferable, except to the Company.

## Security

Investments made into this investment vehicle are not secured by any assets of the Company or any assets of persons associated with the Company.

## Other Classes of Securities

| | |
|---|---|
| Name of Security | Class A Preferred Shares |
| Number of Shares Outstanding | 0 |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | These Securities Have Voting Rights. |
| How these securities differ from the Class B Shares being offered to investors | The Equity Interests represent ownership interests in the Company |

| | |
|---|---|
| Name of Security | Class B Preferred Shares |
| Number of Shares Outstanding | 0 |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | These Securities do not Have Voting Rights. |
| How these securities differ from the Class B Shares being offered to investors | Class B Investor Members will not have voting rights except as required by law. |

## Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Class B Shares. For example, the Company could issue promissory notes that are secured by specific property of the Company.

## The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Kristin Ma | 50% |
| Tara Noble | 50% |

### How the Shares are Being Valued

The Shares are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Shares in the future.

### (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

### (O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

### (P) Indebtedness of the Company

| Creditor | Amount | Interest Rate | Maturity Date | Other Important Terms |
|---|---|---|---|---|
| Stephan Ilnyckyj | $3,000 | 4.65% | January 14th, 2024 | |

### (Q) Other Offerings of Securities within the Last Three Years

June 2022 Regulation D Offering Please refer to the company's Notice of Exempt Offering of Securities dated June 15th, 2022 for additional disclosures

### (R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

Cecily forecasts the following milestones:

- Secure lease in Greenpoint, Brooklyn

- Achieve $200,000 revenue per month

- Achieve $2,400,000 revenue per year.

No operating history

Cecily was established in April, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements. Pro

Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

|  | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $1,783,572 | $2,466,000 | $2,613,960 | $2,757,728 | $2,895,614 |
| Cost of Goods Sold | $453,749 | $621,969 | $704,569 | $732,751 | $754,734 |
| Gross Profit | $1,329,823 | $1,844,031 | $1,909,391 | $2,024,977 | $2,140,880 |
| EXPENSES | | | | | |
| Rent | $128,000 | $128,600 | $134,618 | $135,255 | $141,580 |
| Salary & Wages | $694,749 | $928,077 | $1,019,629 | $1,083,325 | $1,141,425 |
| Direct Expenses | $86,455 | $95,790 | $98,664 | $101,624 | $104,672 |
| Marketing & Advertising | $38,140 | $29,664 | $30,554 | $31,471 | $32,415 |
| Utilities | $38,071 | $53,272 | $54,870 | $56,516 | $58,211 |
| General and Admin | $124,319 | $149,055 | $153,527 | $158,133 | $162,877 |
| Other Expenses | $74,984 | $153,269 | $161,621 | $168,915 | $173,285 |
| Operating Profit | $145,105 | $306,304 | $255,908 | $289,738 | $326,415 |

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Subscription Agreement" and are not enforceable under "the Subscription Agreement".

Additional Information Included in the Form C

|  | Most recent fiscal year- end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $0 | $0 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,
MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA,
WV, WI, WY, B5, GU, PR, VI, 1V